Mail Stop 4561

October 30, 2008

Dudley Mendenhall
Chief Financial Officer
Websense, Inc.
10240 Sorrento Valley Road
San Diego, CA 92121

      Re: **Websense, Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2007
               Filed February 28, 2008
               Definitive Proxy Statement on Schedule 14A
               Filed April 25, 2008
               Form 8-K Filed July 28, 2008
               Form 10-Q for Fiscal Quarter Ended June 30, 2008
               Filed August 8, 2008
               File No. 000-30093

Dear Mr. Mendenhall:

      We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 1. Business

Customers, page 11

1.   We note that Ingram Micro accounted for approximately 12% of your total
        revenues in 2007. A description of the material terms of your contractual
        arrangements with Ingram Micro appears warranted. Please advise.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Critical Accounting Policies and Estimates

Acquisitions, Goodwill and Other Intangible Assets, page 37

2.   You disclose that the fair value of intangible assets is based on significant
        judgments made by management and that you obtained the assistance of third-
        party valuation specialists. You also state on page 67 that the fair value of
        intangible assets is based on a valuation completed by a third-party valuation firm
        using an income approach and estimates and assumptions provided by
        management. Please clarify for us the nature and extent of the valuation expert's
        involvement in your decision-making process.

Results of Operations, page 38

3.   In the discussion of your results of operations, you refer to several factors that
        contributed to the increases in revenues, cost of revenues, and operating expenses,
        but give no indication of the relative impact of each factor. We also note that the
        acquisitions of PortAuthority and SurfControl impacted various revenue and
        expense line items but your revenue disclosures provide minimal indication as to
        the relative impact of these acquisitions and your expense discussion only
        partially quantifies the impact of these acquisitions by referring to the
        amortization of intangible assets. Please explain to us how you considered Item
        303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release 33-6835.
        Similar concerns apply to your Form 10-Q for fiscal quarter ended June 30, 2008.

4.   We note that you experienced material increases in revenue in each of the periods
        discussed in the Form 10-K and in your Form 10-Q for fiscal quarter ended June
        30, 2008. Please tell us what consideration you gave to including a narrative
        discussion of the extent to which such increases are attributable to increases in

prices or increases in volume or to the introduction of new products or services. See Item 303(a)(3)(iii) of Regulation S-K.

5.   We note further your disclosure on page 20 of your Form 10-K, and page 32 of your Form 10-Q for fiscal quarter ended June 30, 2008, that you face pricing pressures as a result of intense competition. Please tell us if these pricing pressures have had a material impact on your results of operations in any of your three most recent fiscal years and in the quarterly period ended June 30, 2008. See Item 303(a)(3)(iv) of Regulation S-K.

Liquidity and Capital Resources, page 43

6.   We note your disclosure on page 18 regarding the covenants on your senior secured credit facility and the fact that certain covenants restrict your ability to borrow money. Please explain to us what consideration you gave to disclosing the details of these covenants. See Item 303(a)(1) of Regulation S-K and Section IV.C of SEC Release 33-8350.

Item 15. Exhibits, Financial Statements and Schedules

7.   The exhibit index indicates that you have requested confidential treatment for Exhibit 10.23. However, our records do not reflect submission of a confidential treatment request with respect to this material. Please tell us when you submitted the request and whether you received any correspondence from the Staff with respect to your request.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 18

8.   Please tell us how each compensation element and your decisions regarding each element affect decisions regarding other elements of compensation. See Item 402(b)(1)(vi) of Regulation S-K. Please ensure that you address this Item requirement in future filings.

Setting Executive Compensation, page 19

9.   We note your disclosure that you retained the services of a compensation consultant in January 2007. Please tell us the nature and scope of your compensation consultant's assignment and the material elements of the instructions or directions given to the consultant with respect to the performance of duties under the engagement. See Item 407(e)(3)(iii) of Regulation S-K. In addition, please describe how the compensation committee utilized the compensation consultant in determining compensation policies or in establishing

specific forms and amounts of compensation for your named executive officers. Please confirm that you will provide appropriate disclosure in your future filings.

10. You disclose that your compensation committee compares the compensation of your executives against those at other publicly-traded technology companies with comparable revenues as well as against companies with which you compete locally for personnel. Please identify the companies in both peer groups used in establishing the compensation opportunities of your executive officers and clarify how you benchmarked different elements of your compensation against the different benchmarking groups. To the extent actual compensation fell outside targeted parameters, please explain why. Refer to Item 402(b)(2)(xiv) of Regulation S-K. Please confirm that you will provide appropriate disclosure in your future filings.

Annual Cash Incentive Compensation, page 20

11. You state that your cash incentive plan is based on the achievement of "specifically defined corporate and individual performance goals," however, you have not included a description of the individual performance goals for any named executive officers. Please provide a description of the elements of individual performance that are taken into account in awarding cash incentives and discuss the reasons why adjustments to bonuses based on individual performance goals were made with respect to some named executive officers and not others. Refer to Item 402(b)(2)(vii) of Regulation S-K. Please confirm that you will provide appropriate disclosure in your future filings.

Long-Term Incentive Compensation, page 24

12. Although you provide general information regarding policies relating to your long-term equity compensation, your disclosure should also provide substantive analysis and insight into how the compensation committee determined the actual award amounts. With a view toward providing expanded disclosure in future filings, please tell us how the compensation committee determined the specific equity awards made to your named executive officers in 2007. We note from the summary compensation table that Mr. Hodges was the only named executive officer to receive a stock award in 2007. Please include in your response a discussion of this award and describe how the amount of the award was determined.

Form 8-K Filed July 28, 2008

13. We note your presentation of full non-GAAP condensed consolidated statements of operations, and we believe such presentation may create the unwarranted

impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a "measure." Please remove this presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.), provided each one complies with Item 10 of Regulation S-K and Question 8 of the Division of Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures. Note that we believe that detailed disclosures should be provided for each adjustment to your GAAP results. Similar concerns apply to your Forms 8-K filed January 29, 2008 and May 1, 2008.

Form 10-Q for Fiscal Quarter Ended June 30, 2008

Item 4. Controls and Procedures, page 28

14. Your disclosures indicate that disclosure controls and procedures are designed to ensure that you "are able to collect the information we are required to disclose in the reports we file under the Exchange Act, and to record, process, summarize and report this information within the time periods specified in the rules of the Securities and Exchange Commission." This is stated in terms that are more limited in scope than the definition of "disclosure controls and procedures" in Exchange Act Rule 13a-15(e). The rule requires, among other matters, that the disclosure controls and procedures be designed "to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure" as well as "to ensure that information required to be disclosed…is recorded, processed, summarized, and reported, within the time periods specified in the Commission's rules and forms." Please confirm that your disclosure controls and procedures, as defined in Exchange Act Rule 13a-15(e), were effective as of June 30, 2008 and confirm that you will revise your future filings to include the full definition of disclosure controls and procedures.

15. You disclose that "there have been no significant changes in [y]our internal control over financial reporting or in other factors that could significantly affect [y]our internal control over financial reporting, including any corrective actions with regard to significant deficiencies or material weaknesses, during the period covered by this Quarterly Report." Please confirm to us, if true, that there were no changes in your internal control over financial reporting that have materially

affected, or are reasonably likely to materially affect, your internal control over financial reporting during the last fiscal quarter and revise future filings as appropriate. See Item 308(c) of Regulation S-K.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Shannon, Staff Accountant, at (202) 551-3299, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 or Maryse Mills-Apenteng, Staff Attorney, at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3451.

Sincerely,

Mark Kronforst
Accounting Branch Chief